Exhibit 12.1

	Fiscal Year Ended
	November 26,		November 27,		November 28,	November 30,		December 26,
(Dollars in thousands)	2006		2005		2004	2003		2002

Pre-tax income from operations Fixed charges	111,830		123,052		(49,637)	36,464		24,097
Interest expense and amortization of debt discount and financings costs	71,961		79,565		72,731	68,530		72,571
Rental—33%(b)	6,047		5,022		5,076	4,543		4,551
Total Fixed charges	78,008		84,587		77,807	73,073		77,122
Earnings before income taxes and fixed charges	189,838		207,639		28,170	109,537		101,219
Ratio of earnings to fixed charges(a)	2.4	x	2.5	x	—	1.5	x	1.3	x

(a)           For the year ended November 28, 2004, earnings were insufficient to cover fixed charges by $49.6 million.

(b)          The percent of rent included in the calculation is a reasonable approximation of the interest factor in the Company’s operating leases.